Bargible, Inc. is pending **StartEngine Approval.**



start engine
FAQ
DISCOVER
EDIT MY CAMPAIGN
TEDDY R.
PLAY VIDEO
0
Investors
$0
Raised of $10k - $100k goal
Bargible, Inc.
Have fun while discovering the best product deals!
Small OPO
Long Beach, CA
E-Commerce
0% funded with 82 days left
3 AMC Movie Tickets
1:39
$4.35

Overview Team Terms Engage **SHARE**

Chat

Chat

We are Bargible

Play Auction Games to Win Real Prizes.

Company Overview:

At Bargible, we've created a new kind of auction:

We are an online marketplace where players have fun while discovering the best deals.

Problem:

First, eCommerce overlooks engaging, live competition. At most, players passively bid, and auctions usually leave winning to chance.

Second, customer-to-customer eCommerce lacks convenience. Auction sites typically last for several days to several hours, and traditional sites are extremely hard to navigate

Third, no platform merges user-to-user interaction with steep discounts.

Solution:

We've introduced strategy and game elements while maintaining a level of elegant simplicity: players bid on products, while gaining the powers to freeze, steal, and destroy other players' bids.

Players win in a matter of minutes, then redeem for their product.



BARGIBLE
3 AMC Movie Tickets
1:39
chad froze steven, ransom, and emett.
chad destroyed bids!
ransom bid once.
:02
$4.35
$4.35
MY BID

Chat

User onboarding is made simple by categorizing products into levels which players must unlock through participation.


BARGIBLE
Auctions
Joined Games
LIVE AUCTIONS
1:35
2:39
3 AMC Movie Tickets
JOIN
$15 Domino's Gift Card
JOIN
UPCOMING AUCTIONS
START
Oculus Rift Headset
WATCH
X4 Phantom Drone
WATCH

Investment Perks

All early stage investors in Bargible get added benefits on top of Financial Offering terms:

$250+ All Bargible games are free for one month + Bargible T-Shirt (Made just for the Originals)
$1,500+ All Bargible games are free + Bargible T-Shirt (Made just for the Originals) + All products won in Bargible are free of charge (Ending price will be waived) for one month.
$2,500+ You are a founding investor and your name will be etched into a personalized engraved plaque + All Bargible games and products won in Bargible are free for 2 months + Bargible T-Shirt (Made just for the Originals)
$4,500+ You're awesome! Let's get in touch so we can talk about our special deal + Gold standard personalized engraved plaque + Invitation to the company launch party + Bargible T-Shirt (Made just for the Originals)

Funds raised to date: $45,000

Invest:
SAFE (Simple Agreement for Future Equity)
$4M valuation cap| 25% discount
If you invest, you're betting the company will be worth more than $4M in the future.


THE GAME PANEL
After joining an auction, it's time to get your game face on! Place the last bid to win your prize.
Oculus Rift Headset
1:39
$123.35
GAME CLOCK
Bid before the time runs out to win!
BID BUTTON
Tap the large green button to place a bid. The current bid is displayed.
GAME ELEMENTS
Freeze, Steal, and Destroy other players' bids.
JOINING GAMES
Players join Bargible games by committing Credits.
Credits are available through low-cost packages.
GAME ELEMENTS
In Bargible, you can destroy, freeze, and steal from other players' bids.
Destroy
Destroy bids from the top 20% of players. Unlocks after you bid 10 times.
Freeze
Temporarily prevent 20% of players from bidding. Unlocks after you bid 5 times.
Steal
Steal 5 bids from 10% of players. Unlocks after you bid 15 times.

PLAYER TESTIMONIALS:

"Gaming while shopping is a whole new experience that felt like a lot of fun. I was thrilled that I could potentially receive such a large discount on items that I would really want. This is extremely compelling."
-Male alpha participant (40)

"It's a fun game to play and I like the power-ups available to steal, freeze, and destroy. I can't wait until there are multiple rounds going at the same time so I can continue playing."
-Male alpha participant (33)

"I can't wait for more rounds to be live at the same time! I know that you guys still have a lot of work, but I entered into the game three consecutive nights because I wanted to win."
-Female alpha participant (33)

Chat

Chat

Chat

Chat



Let's Build Something Huge

We started building Bargible 1 year ago because we believe that there isn't much that is more important than having fun.

Bargible, and our team, work every day to enhance people's experience and customization in eCommerce. Sure, there are many other important things in life, but if you're not having fun while doing something, why do it? We are in an age where it's getting easier and easier to make things more efficient, so we think it's about time to introduce some enjoyment while winning products at ridiculously low prices.

We recognize that initially Bargible will not be for every online shopper... so we want to focus on our core target market by making Bargible a game first and eCommerce second. Ever since our Alpha launch in November 2016, we noticed that many of our players were habitual gamers, so we are designing Bargible such that we are tailored to them first.

If you love games, and you love finding the best deals out there, then you love Bargible. As we're growing, we'll shift our focus from being the sole merchant to being a marketplace, where other merchants can take advantage of our platform by hosting products.

Chat

Our Competitive Advantage

We have focused our efforts on creating value for the customer through the end to end customer experience.

Bargible engages with players by creating a platform where they can compete and interact. By doing this we create a stronger platform to user bond, making our users want to come back.

This ultimately converts to more revenue generation for the company as well as user satisfaction and savings.


:02
Convenient:
Users are notified when the games they're interested in begin. Games last only a few minutes.
Socialized Winning:
We give users access to new things for sharing their winnings with friends.
Design & Brand:
Bargible games elicit the emotion and satisfaction of winning.


Engagement:
Players compete and win products at steep discounts
BARG!BLE
Bargible:
Facilitates user interaction and secures huge discounts for players
Loyalty:
Bargible strengthens the platform to user bond
Revenue Conversion:
Cost structure is designed to incentivize user recurrence

Our Market Details



Convenience
Old interface
New interface
Inconvenience
wish
BARGIBLE
ebay
craigslist
Etsy
GROUPON

Positioned to reach Mass Market

Age range: **19-40**
Socio-economic demographic:
Single income: **$35-90,000**
Dual income: **$60-130,000**
At least high school degree

Bargible merges eCommerce with Mobile Gaming.

eCommerce Market Data

- **$450 Billion** eCommerce market by 2020
- **$105 Billion** Customer to Customer auction market



294.45
322.17
353.68
389.38
425.75
459.23
485.27
2015
2016
2017*
2018*
2019*
2020*
2021*

Retail eCommerce sales in the United States from 2015 - 2021 (in billion U.S. dollars)

Gaming Market Data

- **200 Million** Mobile Game players
- **$~150 Billion** Mobile Gaming market

37% of mobile app users with 30 minutes of free time choose to play games, more than any other activity.

Quantity: Bargible targets the user that wants to kill time playing games for products. That's about 74 million people per day!

Revenue: Mobile game users spend an average of $87 on in-app purchases.



Monthly Revenue by Mobile Game Genre
Millions of dollars in July, 2016 in the U.S.
STRATEGY 194
ROLE PLAYING 162
ADVENTURE 114
ACTION 98
PUZZLE 93
ARCADE 87
CARD 78
CASINO 78
SIMULATION 72
CASUAL 65
SPORTS 27
FAMILY 19
RACING 14
BOARD 11
DICE 8
WORD 6
EDUCATIONAL 1
SurveyMonkey

Bargible falls into the CASUAL category... Approximately $65 Million per month.

Use of proceeds

The net proceeds of this offering will be used primarily to commercialize and advertise The Company platform and products, continue development, and product acquisition. The below allocations assume a six month time horizon.

Minimum Threshold ($10K):
Salaries: $8,000.00
Product Acquisition: $2,000.00

Maximum Threshold ($100K):
Salaries: $53,600.00
Rip Media digital marketing campaign: $12,000.00
Media Ad buys and Social Media ads: $14,400.00
Product Acquisition: $20,000.00

Meet the Founders



Emett Stone

CEO/Founder

Emett Stone has always been curious. At the age of five he became obsessed with music, so he taught himself how to play piano. Then he moved onto the Guitar, then Violin, Trumpet, Coronet, Baritone, and Trombone. In his Freshman year of high school, he helped re-build a 1977 Chevrolet step side, and later in high school he found his interest in anatomy, and started interning at a surgical office where he would spend many weekend nights in the ER scrubbing in on various surgeries. In college he moved away from Biology and discovered his love for Math and Economics, as well as his love for travel. He used his passions to work on a solution for airline boarding times using Monte Carlo simulation. Post graduation, he started building an online platform environment where contractors could virtually bid on construction jobs, and consumers could be more selective. After moving from San Francisco to Los Angeles, he started building Bargible. Emett earned a BS in Quantitative Economics at Cal Poly, San Luis Obispo. In his fleeting spare moments he likes to hike. He also still loves playing piano.



Ransom Williams

Lead Dev/Co-Founder

Ransom Williams has 20+ years of software development experience, including about 6 or 7 years in industry. Since 2013, he's rediscovered the joy of web development: A couple of years at a small startup in inland China followed by a few months in Manila. He then returned to Los Angeles in 2015. After a few months he was contacted by Emett, who had started a Flask+React project that he was interested in collaborating on. Together, the entire Bargible team is building a real-time web experience that integrates with people's daily lives. Ransom received an undergraduate degree in math from Caltech and continues to enjoy proofs in his spare time. Fun Fact: Ransom has had the same guitar since he was 15: A black mid-90's Mexican Stratocaster.



Chad Palsulich

CTO/Co-Founder

Chad Palsulich has spent the last 4+ years in the software development field working in a variety o locations. He worked as a software developer for Panasonic Avionics developing crew interfaces for in-flight entertainment systems. He then spent a year in Germany creating a mobile game by himself while also taking German language classes. Since returning to the US, Chad has been working at Matchcraft where he develops new search engine marketing management tools used by tens of thousands of businesses. Chad earned a bachelors degree in computer science and engineering from University of California, Irvine. When not working, Chad enjoys spending time with family, lifting weights, and playing computer games.



Steven Lai

Lead Designer/Co-Founder

Steven Lai is an artist and designer. He was employed as a interface & graphic designer for Parlio.com, Agora.io, and several student-run startups during his time at Cornell University. His work centers around early-stage startups, while his primary focus is on interface design, he handles everything from marketing content to motion graphics to graphic design. His hobbies include biking, hiking, reading, and drawing.

Chat

Offering Summary

Chat

The following summary highlights selected information contained in this offering. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering, including, but not limited to, the risk factors. References to "we," "us," "our," or the "Company" mean Bargible, Inc.

Our Company

Bargible, Inc. ("Bargible" or the "Company"), is a California corporation that is developing an interactive ecommerce platform where customers play games to win products at discount.

The Offering

All early stage investor's in Bargible get added benefits on top of Financial Offering terms:

Funding Goal:	$100,000.00
Minimum Investment:	$100.00
Valuation Cap:	$4,000,000.00
Conversion Discount	25%
Use of Proceeds:	The net proceeds of this offering will be used primarily to commercialize and advertise the Bargible platform and products, continue development, and product acquisition.
Risk Factors:	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment.

Chat

$200+ All Bargible games are free for one month + Bargible T-Shirt (Made just for the Originals)

$1,500+ All Bargible games are free + Bargible T-Shirt (Made just for the Originals) + All products won in Bargible are free of charge (Ending price will be waived) for one month.

$2,500+ You are a founding member and your name will be etched into a personalized engraved plaque **+** All Bargible games and products wonin Bargible are free for 2 months + Bargible T-Shirt (Made just for the Originals)

$4,500+ You're awesome! Let's get in touch so we can talk about our special deal + Gold standard personalized engraved plaque + Invitation to the company launch party + Bargible T-Shirt (Made just for the Originals)

Invest:

SAFE (Simple Agreement for Future Equity)

$4M valuation cap | 0% interest | 25% discount

If you invest, you're betting the company will be worth more than $4M in the future.

*A **SAFE** is a ***S****imple* ***A****greement for* ***F****uture* ***E****quity*. An investor makes a cash investment in a company, butgets company stock at a later date, in connection with a specific event. **A safe is not a debt instrument**, but is intended to be an alternative to convertible notes that is beneficial for both companies and investors.

Irregular Use of Proceeds

The company will incur any irregular use of proceeds. Irregular Use of Proceeds include butare not limited to the following (Only if expense could be over $10K): Vendor payments andsalary made to one's self, a friend or relative; Any expense labeled "Administration Expenses"that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment";Any expense that is for the purposes of inter-company debt or back payments

The Company will not incur any irregular use of proceeds.

Offering Details

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$0.00 USD	$0.00 USD
Cash & Cash Equivalents	$14,592.52 USD	$0.00 USD
Accounts Receivable	$0.00 USD	$0.00 USD
Short-term Debt	$0.00 USD	$0.00 USD
Long-term Debt	$0.00 USD	$0.00 USD
Revenues / Sales	$0.00 USD	$0.00 USD
Costs of Goods Sold	$0.00 USD	$0.00 USD
Taxes Paid	$0.00 USD	$0.00 USD
Net Income	$0.00 USD	$0.00 USD

Chat

Chat

Chat

Chat

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Bargible, Inc. to get notified of future updates!

Comments (0 Total)

Add a public comment...

POST

start engine

About

Blog

About Us

How It Works

FAQs

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

Edit My Campaign

Investors

Legal

Terms of Use

Privacy Policy

Section 17(b) Disclosure

Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of securities offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat